UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENTERTAINMENT GAMING ASIA INC.

(Name of Subject Company—Issuer)

EGT NEVADA HOLDING INC.

MELCO INTERNATIONAL DEVELOPMENT LIMITED

(Names of Filing Persons—Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29383V206

(CUSIP Number of Class of Securities)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3731

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-2310

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,065,928	$1,398

*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value assumes the purchase of (i) all 5,086,146 outstanding shares of common stock, par value 0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”) that are not already owned by EGT Nevada Holding Inc. (“Purchaser”) or its affiliates multiplied by $2.35 per Share and (ii) 540,406 Shares issuable pursuant to outstanding in the money options multiplied by $0.21, which is the offer price of $2.35 per Share minus the weighted average exercise price for such options of $2.14 per Share. The foregoing figures are as of March 15, 2017 based on information set forth in Entertainment Gaming’s filings with the SEC or otherwise provided by Entertainment Gaming to Purchaser.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by EGT Nevada Holding Inc. (“Purchaser”), a Nevada corporation and a wholly owned indirect subsidiary of Melco International Development Limited (“Melco”), a Hong Kong-listed company, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc.(“Entertainment Gaming”), a Nevada corporation, that are not already owned by Purchaser or its affiliates for $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Entertainment Gaming Asia Inc., a Nevada corporation. Entertainment Gaming’s principal executive offices are located at Unit C1, Ground Floor, Koon Wah Building, No. 2 Yuen Shun Circuit, Yuen Chau Kok, Shatin, New Territories, Hong Kong SAR. The telephone number of Entertainment Gaming’s principal executive offices is (852) 3147-6600.

(b) This Schedule TO relates to all of the outstanding Shares not already owned by Purchaser or its affiliates. Based on the public filings of Entertainment Gaming, as of the close of business on March 15, 2017, the most recent practicable date, there were an aggregate of 14,464,220 Shares issued and outstanding.

(c) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Purchaser and Melco. The information set forth in the sections of the Offer to Purchase titled “The Offer—Section 9. Certain Information Concerning Purchaser and Melco” and “Schedule I” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 3. Position of the Entertainment Gaming Board,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3,” “Special Factors—Section 10. Interests of Certain Persons in the Offer,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment,” “The Offer—Section 3. Procedure for Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Material U.S. Federal Income Tax Considerations,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 10. Source and Amounts of Funds” and “The Offer—Section 12. Conditions of the Offer” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 9. Related Party Transactions” and “Special Factors—Section 10. Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 9. Related Party Transactions” and “Special Factors—Section 10. Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is incorporated herein by reference.

(c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “Special Factors—Section 5. Effects of the Offer,” “The Offer—Section 6. Price Range of Shares; Dividends” and “The Offer—Section 7. Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 10. Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “The Offer—Section 9. Certain Information Concerning Purchaser and Melco” and “Schedule II” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares” and “Schedule II” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 13. Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above and Item 13 below, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Melco, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Entertainment Gaming or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 11. Conditions of the Offer” and “The Offer—Section 12. Certain Legal Matters” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 5, 2017

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Financial Times on May 5, 2017

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Letter dated May 5, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 5 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 5, 2017)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2. Subject Company Information.

(d) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(c) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 9. Related Party Transactions,” “Special Factors—Section 10. Interests of Certain Persons in the Offer” and “The Offer—Section 12. Certain Legal Matters” is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3” and “The Offer—Section 9. Certain Information Concerning Purchaser and Melco” is incorporated herein by reference.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 9. Related Party Transactions” and “Special Factors—Section 10. Interests of Certain Persons in the Offer” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 1. Background,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 9. Related Party Transactions” and “Special Factors—Section 10. Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 5. Effects of the Offer” and “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 5. Effects of the Offer” and “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” and “Special Factors—Section 5. Effects of the Offer” is incorporated herein by reference.

(d) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 7. Dissenter’s and Appraisal Rights; Rule 13e-3,” “The Offer—Section 5. Material U.S. Federal Income Tax Considerations,” “The Offer—Section 7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 12. Certain Legal Matters” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 3. Position of the Entertainment Gaming Board,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “The Offer—Section 1. Terms of the Offer” and “The Offer—Section 11. Conditions of the Offer” is incorporated herein by reference.

(d) The information set forth in the sections of the Offer to Purchase titled “Special Factors—Section 1. Background” and “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is incorporated herein by reference.

(e) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background” and “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is incorporated herein by reference.

(f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Purchaser has not sought a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered in the Offer to unaffiliated stockholders of Entertainment Gaming and, as of the date of the Offer to Purchase, Purchaser is not aware of any report, opinion or appraisal received by Entertainment Gaming from an outside party that is materially related to the Offer. The section of the Offer to Purchase titled “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(c) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 13. Fees and Expenses” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(e) The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 13. Financial Statements Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “The Offer—Section 8. Certain Information Concerning Entertainment Gaming” is incorporated herein by reference. The financial statements of Entertainment Gaming are also incorporated herein by reference to Entertainment Gaming’s Annual Report on Form 10-K for the year ended December 31, 2016, including to the section in the Annual Report on Form 10-K titled “Part II—Item 8. Financial Statements and Supplementary Data.”

(b) Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(b) No officer, class of employee or corporate assets of Entertainment Gaming has been or will be employed or used by Purchaser or Melco in connection with the Offer.

Item 15. Additional Information.

(b) The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 10. Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description

(c)	Not applicable

(f)	The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s Appraisal Rights; Rule 13e-3” is incorporated herein by reference

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EGT Nevada Holding Inc.

By:	/s/ Dennis Tam

	Name:	Dennis Tam
	Title:	Director

Melco International Development Limited

By:	/s/ Evan Andrew Winkler

	Name:	Evan Andrew Winkler
	Title:	Director

Date: May 5, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 5, 2017

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Financial Times on May 5, 2017

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Letter dated May 5, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 5 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 5, 2017)

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s Appraisal Rights; Rule 13e-3” is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable